                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*


                              MK Rail Corporation
                              -------------------
                                (Name of Issuer)


                         Common Stock, par value $ .01
                         -----------------------------
                         (Title of Class of Securities)


                                   55305T-100
                                   ----------
                                 (CUSIP Number)

                              Carl Krasik, Esquire
                            Mellon Bank Corporation
                          1910 One Mellon Bank Center
                         Pittsburgh, Pennsylvania 15258
                                 (412) 234-5222
                         ------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 11, 1996
                               ------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [   ]

Check the following box if a fee is being paid with this statement [ X ].


- ------------

* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.     55305T-100

     1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

                            Mellon Bank Corporation

                             I.R.S. No. 25-1233834


     2)      Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)
             (b)     X


     3)      SEC Use Only


     4)      Source of Funds (See Instructions)                         00


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


     6)      Citizenship or Place of Organization                Pennsylvania


              Number of       (7)     Sole Voting Power               374,859
             Shares Bene-
              ficially        (8)     Shared Voting Power                   0
              Owned by
             Each Report-     (9)     Sole Dispositive Power          374,859
              ing Person
                 With        (10)     Shared Dispositive Power              0


     11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      374,859


     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     13)     Percent of Class Represented by Amount in Row (11)           2.1%


     14)     Type of Reporting Person (See Instructions)                   HC

CUSIP NO.     55305T-100


     1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons
                                          Mellon Bank, N.A.
                                          I.R.S.  No. 25-0659306


     2)      Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)
             (b)     X

     3)      SEC Use Only

     4)      Source of Funds (See Instructions)                            00

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     6)      Citizenship or Place of Organization    United States


              Number of       (7)     Sole Voting Power               374,859
             Shares Bene-
              ficially        (8)     Shared Voting Power                   0
              Owned by
             Each Report-     (9)     Sole Dispositive Power          374,859
             ing Person
                With         (10)     Shared Dispositive Power              0


     11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     374,859


     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     13)     Percent of Class Represented by Amount in Row (11)          2.1%


     14)     Type of Reporting Person (See Instructions)                  BK

Item 1. Security and Issuer.

        This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of MK Rail Corporation, a Delaware corporation (the "Issuer").

        The principal executive offices of the Issuer are located at 1200 Reedsdale Street, Pittsburgh, Pennsylvania, 15233.


Item 2. Identity and Background.

        This statement is being filed by Mellon Bank Corporation ("Mellon"), a bank holding company organized and existing under the laws of the Commonwealth of Pennsylvania, and its wholly owned subsidiary, Mellon Bank, N.A. ("Mellon Bank"), a national banking association organized and existing under the Federal laws of the United States of America.

        The principal office of Mellon is One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

        The principal office of Mellon Bank is c/o Mellon Bank Corporation, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

        Exhibit 1 filed herewith and incorporated herein by reference lists (a) the names of the directors and executive officers of Mellon and Mellon Bank,
(b) their present principal occupation or employment and (c) the name and (if other than Mellon or Mellon Bank) the principal business and address of any corporation or other organization in which such employment is conducted. The business address of each of such persons is c/o Mellon Bank Corporation, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258. Each of such persons is a citizen of the United States.

        During the last five years none of Mellon, Mellon Bank, nor any person identified in Exhibit 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mellon, Mellon Bank or any of such persons been a party to any civil proceeding of a judicial or administrative body, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

        On August 26, 1996 a plan of reorganization of Morrison Knudsen Corporation, a Delaware corporation ("MK"), was confirmed, effective as of September 11, 1996, pursuant to the provisions of Chapter 11 of the United States Bankruptcy Code (the "Plan"). Immediately prior to confirmation of the Plan, Morrison-Knudsen Corporation, an Ohio corporation and a subsidiary of MK ("MKO"), owned of record 11,149,000 shares, representing 63.5%, of the Common Stock of the Issuer. Pursuant to the provisions of the Plan, entities then holding certain claims against MK (the "Secured Claims") will receive, inter alia, between 55.36% and 100% of the Common Stock of the Issuer which had been owned by MKO, in exchange for the relinquishment of the Secured Claims. The percentage actually acquired by such holders of Secured Claims will be determined as of the Rights Expiration Date (as hereinafter defined) dependent upon the extent to which rights under the Rights Offering (as hereinafter defined) are exercised.

        Pursuant to the Plan, (a) holders of the common stock of MK and (b) holders of certain litigation claims against MK are granted rights (the "Rights") to purchase the right to receive up to 44.64% of the distributions to be made under the Plan to the holders of Secured Claims (thereby proportionately reducing the amount of such distributions which are available for distribution to holders of the Secured Claims), including the Common Stock of the Issuer to be distributed thereunder (the "Rights Offering"). It is expected that the Rights Offering will terminate at 5:00 p.m. Eastern Time on September 27, 1996 (the "Rights Expiration Date").


                               Page 4 of 10 Pages
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        Mellon Bank held a Secured Claim and pursuant to the Plan would receive
334,359 shares of Common Stock if none of the Rights are exercised. If all of the Rights are exercised, Mellon Bank would receive 55.36% of such amount, or approximately 185,101 shares of Common Stock.


Item 4. Purpose of Transaction.

        Mellon will acquire shares of the Common Stock pursuant to the Plan as described in Item 3 above. Except as described in Item 6 below, none of Mellon, Mellon Bank, nor to their knowledge any of the persons identified in
Exhibit 1, has any present plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.


Mellon Bank reserves the right to exercise any or all rights under the Stockholders' Agreement (as described in Item 6 below), and each of Mellon and Mellon Bank reserves the right to acquire additional securities of the Issuer or to sell securities of the Issuer.


Item 5. Interest in Securities of the Issuer.

        As of September 11, 1996, Mellon Bank, acting in a fiduciary capacity, had sole voting and investment power over 40,500 shares of Common Stock. If none of the Rights are exercised pursuant to the Rights Offering, upon the distribution of Common Stock to the holders of Secured Claims pursuant to the Plan, which is expected to occur within 60 days, Mellon Bank would beneficially own approximately 374,859 shares of Common Stock, representing approximately 2.1% of the outstanding shares (based on 17,562,793 shares of Common Stock outstanding at July 31, 1996). If the Rights are exercised in full, then upon such distribution, Mellon Bank would beneficially own approximately 225,601 shares of Common Stock, representing approximately 1.3% of the outstanding shares. Mellon may be deemed the indirect beneficial owner of the shares of Common Stock beneficially owned by Mellon Bank.


                               Page 5 of 10 Pages
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        Subject to the Stockholders Agreement described in Item 6 below, Mellon
Bank will have sole voting and dispositive power over the shares of Common
Stock to be distributed to it pursuant to the Plan.

        Except for Mellon Bank's acquisition of a right to receive a distribution of Common Stock as a result of the Plan, neither Mellon nor Mellon Bank has effected any transaction in Common Stock during the past 60 days.

        No person other than Mellon Bank will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to be distributed to Mellon Bank pursuant to the Plan, and no person other than Mellon Bank has such right or power with respect to the remaining shares of Common Stock beneficially owned by Mellon Bank.

        Based upon information provided by such persons, none of the directors or executive officers of Mellon or Mellon Bank beneficially owned any Common Stock of the Issuer as of September 11, 1996, and none of such persons has effected any transactions in the Common Stock during the past 60 days.

        As described in Item 6 below, each person receiving a distribution of Common Stock pursuant to the Plan or the Rights Offering will be deemed to have become a party to the Stockholders Agreement described in Item 6. The maximum aggregate number of shares of Common Stock which may be distributed to such persons, including Mellon Bank, pursuant to the Plan is 11,149,000 shares of Common Stock, or approximately 63.5% of the outstanding shares.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        MK and the Issuer are parties to a certain stockholders agreement dated as of June 20, 1996, as amended on July 25, 1996 (the "Stockholders Agreement"). Pursuant to the Plan, persons and entities who or which receive shares of the Common Stock of Issuer, including holders of the Secured Claims, will be deemed to be bound by the terms of the Stockholders Agreement, pursuant to which, inter alia, certain registration rights are granted to such stockholders (the "Registrable Securities Holders"). Pursuant to the Stockholders Agreement, the Registrable Securities Holders agree that until the second anniversary of the Distribution Date (as hereinafter defined), such Registrable Securities Holders
(i) will vote all of such holder's Common Stock of the Issuer acquired pursuant to the Plan in favor of the Issuer's board of director nominees and against the removal of any existing member of the Issuer's board of directors (other than for cause) at any meeting of stockholders or in any written action, and (ii) will take all other necessary or desirable action within such holder's control (including, but not limited to, attendance at annual or special meetings of the Issuer in person or by proxy for purposes of obtaining a quorum) to elect such nominees and to vote against the removal of the existing members of Issuer's board of directors (together with the restrictions set forth in the immediately preceding section (i), the "Voting Restrictions"). Under the Stockholders Agreement, Registrable Securities Holders agree that without the prior written consent of the Issuer, until either (i) ninety (90) days prior to the scheduled date of the stockholders meeting to be held pursuant to the Meeting Notice (as hereinafter defined) or (ii) the second anniversary of the Distribution Date (as hereinafter defined) if no Meeting Notice has been given, no Registrable Securities Holder may (i) solicit proxies (as such terms are defined in Rule 14a-1 under the Securities Exchange Act of 1934 (the "Exchange Act")), whether or not such solicitation is exempt under 14a-2 under the Exchange Act, with respect to any matter from holders of any shares of common or preferred stock of the Issuer, or any securities convertible into or exchangeable for or exercisable (whether currently or upon the occurrence of any contingency) for the purchase of any such capital stock, or make any communication exempted from the definition of solicitation by Rule 14a-1(l)(2)(iv) under the Exchange Act, or (ii) initiate, or induce or attempt to induce any other person or group (as defined in Section 13(d)(3) of the Exchange Act) to initiate, any stockholder proposal or tender offer for securities of the Issuer or any subsidiary thereof, any change of control of the Issuer or any subsidiary thereof or the convening of a stockholders' meeting of the Issuer or any subsidiary thereof, or (iii) otherwise seek or propose (or request permission to propose) to influence or control the management or policies of the Issuer or any subsidiary thereof (together with the restrictions set forth in the immediately preceding sections
(i) and (ii), the "Proxy and Tender Offer Restrictions"). The Stockholders Agreement


                               Page 6 of 10 Pages
provides that the Voting Restrictions and the Proxy and Tender Offer Restrictions shall terminate at such time prior to the second anniversary of the Distribution Date, if ever, that the Common Stock held by the Registrable Securities Holders constitutes less than 15% of the outstanding Common Stock.

        Under the Stockholders Agreement the Registrable Securities Holders have the right, subject to satisfaction of certain notice requirements detailed below, to require the board of directors of the Issuer to call a meeting of the stockholders of the Issuer for the purpose of holding a vote of such stockholders to fill vacancies and/or newly-created positions on the board of directors of the Issuer which, when filled, would constitute a majority of the Issuer's board of directors. In order to be effective, notice of the requirement of such a meeting (the "Meeting Notice") must be executed by Registrable Securities Holders owning common stock of the Issuer acquired pursuant to the Plan constituting at least 15% of the common stock of the Issuer outstanding as of the 90th day prior to the second anniversary of the date that such stockholders acquired the common stock of the Issuer pursuant to the Plan (the "Distribution Date"). Further, the Meeting Notice must be delivered not more than 120 days nor less than 90 days prior to the second anniversary of the Distribution Date.

        Mellon Bank has no present plans to participate in the giving of a Meeting Notice, although it reserves the right to do so. Other than as disclosed in this Item 6, none of Mellon, Mellon Bank, nor to their knowledge any of the persons identified in Exhibit 1 has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer of the nature described in Item 6 of Schedule 13D.


Item 7. Material to be Filed as Exhibits.

        1. Information Concerning Directors and Executive Officers of the Reporting Persons.

        2. Stockholders Agreement dated as of June 20, 1996 between MK Rail Corporation and Morrison Knudsen Corporation (filed as Exhibit 10.2 to the Current Report on Form 8-K of MK Rail Corporation dated July 3, 1996 and incorporated herein by reference thereto).

        3. First Amendment to Stockholders Agreement dated as of July 25, 1996 between MK Rail Corporation and Morrison Knudsen Corporation (filed as Exhibit
10.4 to the Current Report on Form 8-K of MK Rail Corporation dated September 10, 1996 and incorporated herein by reference thereto).


                               Page 7 of 10 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                MELLON BANK CORPORATION


                                By         /s/ Steven G. Elliott
                                   ---------------------------------------
                                               Steven G. Elliott
                                        Vice Chairman, Chief Financial
Date:  September 18, 1996                   Officer and Treasurer


                                MELLON BANK, N.A.


                                By           /s/ Steven G. Elliott
                                   ---------------------------------------
                                                Steven G. Elliott
                                            Vice Chairman and Chief
Date:  September 18, 1996                      Financial Officer


                               Page 8 of 10 Pages

                                                                       EXHIBIT 1

            INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS
                OF MELLON BANK CORPORATION AND MELLON BANK, N.A.


                      DIRECTORS OF MELLON AND MELLON BANK


                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                    NAME, PRINCIPAL BUSINESS AND ADDRESS OF
         NAME                           ORGANIZATION IN WHICH CONDUCTED

Dwight L. Allison, Jr.          Private Investor; formerly Chief Executive
                                Officer of The Boston Company (a subsidiary of
                                Mellon)

Burton C. Borgelt               Chairman of the Board, Dentsply International,
                                Inc. (manufacturer of artificial teeth and consumable dental products), 570 West College
                                Avenue, York, PA 17405-0872

Carol R. Brown                  President, The Pittsburgh Cultural Trust
                                (cultural and economic growth organization), 125
                                Seventh Street, Suite 500, Pittsburgh, PA
                                15222-3411

Frank V. Cahouet                Chairman, President and Chief Executive Officer
                                of Mellon and Mellon Bank

J.W. Connolly                   Retired; formerly Senior Vice President of H.J.
                                Heinz Company (food manufacturer)

Charles A. Corry                Retired; formerly Chairman and Chief Executive
                                Officer of USX Corporation (energy and steel)

C. Frederick Fetterolf          Retired; formerly President and Chief Operating
                                Officer of Aluminum Company of America (aluminum and chemicals)

Ira J. Gumberg                  President and Chief Executive Officer, J.J.
                                Gumberg Co. (real estate management and
                                development), 1051 Brinton Road, Pittsburgh, PA
                                15221-4599

Pemberton Hutchinson            Retired; formerly Chairman of Westmoreland Coal
                                Company (coal mining company)

Rotan E. Lee                    Attorney, Sherr, Joffe & Zuckerman, P.C. (full
                                service law firm), 200 Four Falls Corporate
                                Center, Suite 400, West Conshohocken, PA
                                19428-0800

Andrew W. Mathieson             Executive Vice President, Richard K. Mellon and
                                Sons (investments and philanthropy), 500 Grant
                                Street, Suite 4106, Pittsburgh, PA 15219-2502

Edward J. McAniff               Partner, O'Melveny & Myers, (full service law
                                firm), 400 South Hope Street, Suite 1700, Los
                                Angeles, CA 90071

Robert Mehrabian                President, Carnegie Mellon University, (private
                                co-educational research institution), 5000
                                Forbes Avenue, Pittsburgh, PA 15213

Seward Prosser Mellon           President and Chief Executive Officer, Richard
                                K. Mellon and Sons (investments) and Richard
                                King Mellon Foundation (philanthropy), Box RKM,
                                Ligonier, PA 15658-0780


                               Page 9 of 10 Pages

                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                    NAME, PRINCIPAL BUSINESS AND ADDRESS OF
         NAME                           ORGANIZATION IN WHICH CONDUCTED

David S. Shapira                Chairman and Chief Executive Officer, Giant
                                Eagle, Inc. (retail grocery store chain), 101
                                Kappa Drive, Pittsburgh, PA 15238-2809

W. Keith Smith                  Vice Chairman - Mellon Trust of Mellon and
                                Mellon Bank; Chairman and Chief Executive
                                Officer of The Boston Company (a subsidiary of
                                Mellon); Chairman of The Dreyfus Corporation (a subsidiary of Mellon Bank)

Joab L. Thomas                  President Emeritus, The Pennsylvania State
                                University (major public research university)

Wesley W. von Schack            Chairman, President and Chief Executive Officer,
                                New York State Electric and Gas Corporation
                                (electric and gas utility), 4500 Vestal Parkway
                                East, Binghamton, NY 13903

William J. Young                Retired; formerly President, Portland Cement
                                Association (trade association for the Portland
                                Cement Industry)


               OTHER EXECUTIVE OFFICERS OF MELLON AND MELLON BANK

         NAME                                        TITLE

Christopher M. Condron          Vice Chairman - Deputy Director Mellon Trust of
                                Mellon and Mellon Bank; President and Chief
                                Executive Officer of The Dreyfus Corporation (a subsidiary of Mellon Bank)

Steven G. Elliott               Vice Chairman, Chief Financial Officer and
                                Treasurer of Mellon; Vice Chairman and Chief
                                Financial Officer of Mellon Bank

Michael K. Hughey               Senior Vice President and Controller of Mellon;
                                Senior Vice President, Director of Taxes and
                                Controller of Mellon Bank

Jeffery L. Leininger            Vice Chairman - Specialized Commercial Banking
                                of Mellon and Mellon Bank

David R. Lovejoy                Vice Chairman - Financial Markets and Corporate
                                Development of Mellon and Mellon Bank

Martin G. McGuinn               Vice Chairman - Retail Financial Services of
                                Mellon and Mellon Bank

Keith P. Russell                Vice Chairman of Mellon and Mellon Bank

Jamie B. Stewart, Jr.           Vice Chairman - Global Corporate and
                                Institutional Banking of Mellon and Mellon Bank


                              Page 10 of 10 Pages